900-925 West Georgia Street
Vancouver, BC V6C-3L2
Tel: 604.484.5761 / Fax: 604:484:5760

Trading Symbol: RCFEF	November 9, 2010

RAINCHIEF APPOINTS ROBIN LECKY AS DIRECTOR

Vancouver, BC – November 9, 2010: RainChief Energy (RainChief) (OTC.QB: RCFEF) is pleased to announce the appointment of Mr. Robin Lecky to the Board of Directors.

Mr. Robin Lecky has been involved in the development of the Italy solar venture and has been instrumental in the establishment and development of corporate partnerships and relationships in this area on behalf of RainChief Energy.

Previously, he has directed major marketing and media projects for four World Expositions and an Olympic Games. Mr. Lecky has been involved in and has undertaken various projects for the American Museum of Natural History, the Smithsonian Institution, Gettysburg National Park, the Ford Museum and the Museum of Civilization. Major marketing clients have included Fluor Corporation, Air Canada, Boeing, Coors/Molson, Intrawest Properties and Canaccord Capital, among others.

About RainChief:

RainChief is a Canadian based independent power producer that is currently engaged in the development of PV photovoltaic solar energy installation projects in Italy and the European Union. RainChief and partners have the combined capabilities to manage and direct all key steps in the selection, authorization, financing, development and operations of PV solar power projects. Key operation partners, plus project suppliers and contractors have been identified for all key areas of project development, engineering and construction.

For additional information, please contact the following:

“Brad Moynes”

Brad Moynes, President
Tel: +1-604-484-5761
Fax: +1-604-484-5760

Investor Relations Contact: e-mail: invest@rainchief.com

Forward-Looking Information:

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

900-925 West Georgia Street
Vancouver, BC V6C-3L2
Tel: 604.484.5761 / Fax: 604:484:5760